Filed by Carbon Revolution Public Limited Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Twin Ridge Capital Acquisition Corp.

THE REVOLUTION IS UNDERWAY

See why the global automotive industry is demanding lightweight technology, and how Carbon Revolution is scaling up to meet the demand for its OEM carbon fibre wheels.

As the world shifts to electric vehicles, Carbon Revolution’s lightweight carbon fibre wheel technology is increasingly sought-after by global carmakers.

Carbon Revolution has been awarded OEM wheel programs for electric vehicles, with additional programs in the design and engineering phase.

As the only company producing OEM carbon fibre wheels at scale, Carbon Revolution is well ahead of competitors.

Increased demand for step change technology.

To work to achieve disruption and meet increased customer demand, Carbon Revolution has scaled up its operation and further automated its facilities. The first Mega-line kicks off a step change in carbon fibre wheel production capacity and efficiency.

Carbon Revolution CEO, Jake Dingle, said the Company plans to further increase its production capacity.

“The intention was always to disrupt the global automotive industry with this significant step-change lightweight wheel technology. We never set out to be a niche player.

We’ll need to keep scaling up in the coming years and the growing and increasing demand from our customers means that we’ll need access to more capital to expand further. That’s why we’re listing in the US, so we can expand faster, and supply carbon fibre wheels at much higher volumes.”

Find out more about Carbon Revolution’s proposed merger and US listing.

Projection Methodologies

Basis of preparation

This video contains the Company's estimates of projected Revenue from future wheel sales for the calendar years 2023 and 2024 (the “Financial Projections”). The Company's independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the Financial Projections, and accordingly, they did not express an opinion, and did not and do not provide any other form of assurance with respect thereto and assume no responsibility and disclaim any association for the purpose of this presentation. These Financial Projections should not be relied upon as being necessarily indicative of future results.

The Financial Projections have been prepared by the Company as part of its long-range planning process and are included in this document to provide current and potential investors with information to assist them in understanding the Company's forecast financial performance, for their use in evaluating the transaction described in this video.

The Directors of the Company are responsible for the preparation and presentation of the Financial Projections. The Directors of the Company consider that the Financial Projections provide a reasonable basis for current and potential investors to assess the Company's forecast financial performance, in the context of the Assumptions, Risks and Sensitivities outlined below. Inclusion of the Financial Projections should not be regarded as a representation by any person that the results contained in the Financial Projections will be achieved.

The Financial Projections are presented in an abbreviated form and do not include all of the statements, disclosures or comparative information required by US Generally Accepted Accounting Principles or Australian Accounting Standards.

Assumptions

The Financial Projections have been prepared on a detailed, bottom-up basis. The assumptions applied in relation to each key component of the Financial Projections are as follows:

•	Program overview: The revenue projections have been prepared on a program-by-program basis. The Company has a number of programs at various stages of production and development, as follows:
o	Awarded Production: The Company currently has 11 active awarded programs with 4 global OEMs (6 of which are currently in production and 5 of which are under development).
o
Awarded Design & Engineering: The Company also has 3 programs that are under detailed design and engineering agreements signed with OEMs to allow Carbon Revolution to initiate work on the detailed program specific design and engineering phase. Engineering occurs after the Company has been selected to be on a platform launching generally within 3 years and is the final stage before a formal award (only one party is brought into engineering). The Company has in all but one instance been awarded a platform post-engineering that was ultimately produced by the OEM.

o
Pipeline: The Company also has a number of prospective OEM wheel programs in its business development pipeline. Management has reviewed the current pipeline of programs and identified three programs which it expects to be secured and convert to production during 2023 and 2024, taking into account the status of current discussions with the OEMs and expected ramp-up profiles.

o
Overall, the Financial Projections assume an increase in the number of programs in production, to 11 programs by December 2024. It is the Company’s expectation that all of the contracts currently under Design & Engineering will convert to production, together with a further three projects currently in the pipeline (refer below)

•
Volumes: The Company has undertaken a detailed assessment of expected wheel volumes on a program-by-program basis, taking into account contractual arrangements and the latest correspondence with respective to OEMs for both Awarded and Pipeline projects. Whilst the Company’s contracts with OEMs do not provide contractual or minimum volume guarantees, the Company is in regular dialogue with OEMs in relation to OEMs’ production forecasts, which provides a degree of visibility over future volumes (particularly in the short-term). This correspondence with OEMs forms the primary basis of the volume projections for awarded and near-term pipeline projects, supplemented (where relevant) by other sources of information (e.g. market data, production capacity requests from OEMs, take rate indications, management expectations of volumes based on experience and market knowledge). Overall wheel volumes are projected to increase from 13,883 in CY22 to 47,839 in CY24 driven by the ramp-up in production on awarded and pipeline programs, with 11 programs assumed to be in production by December 2024.

The Financial Projections also assume that the latest production schedules received from OEMs are accurate, assuming no unforeseen delays (e.g. from COVID-19, semi-conductor shortages or other supply chain challenges).

•
Pricing: Pricing is projected on a program-by-program basis, taking into account contracted amounts for awarded programs and tendered amounts for pipeline programs. The Company is currently in discussions with all customers in relation to potential price increases in light of input cost inflation. The Financial Projections assume current pricing continues throughout CY23 and CY24, i.e., does not assume any price changes.

•
Raw materials, freight and other direct manufacturing costs: The Company has projected raw material costs for each wheel program. In doing so, it has considered expected product designs and material composition, production process usage, scrap and waste, raw material pricing and inflation, expected volume-based negotiation benefits, productivity-based improvements and expected inbound and outbound freight and logistics costs. Overall, the Financial Projections assume a reduction in direct material costs per wheel of 23% between CY22 and CY24, with cost efficiencies projected to more than offset recent input cost inflation. The Company has not incorporated any further cost inflation (e.g. as a result of the current Ukraine/Russia war) in its projected raw material or supply chain costs as it is assumed this can be passed through to customers.

•
Direct labour: Direct labour is projected based on the Company’s detailed process-by-process operational model. The Financial Projections assume significant improvements in direct labour productivity, with direct labour per wheel decreasing by approximately 48% between CY22 and CY24. This is based on a range of factors including targeted improvement to product and process quality, expected scale-based volume efficiencies, reduced wastage, manufacturing technology and operational improvements and the introduction and commissioning of significant plant automation (including the Mega-line, which is assumed to be commissioned from Q1-CY23 onwards).

•
Research and development (“R&D”): R&D costs, which primarily comprise salaries (for staff involved in R&D) and material costs (e.g., wheel moulds) have been projected based on current run rates together with management's expectation of additional R&D investment to support current and future programs. The Financial Projections assume that certain R&D costs can be capitalised under accounting standards. R&D R&D costs…are projected to increase from USD$3.2 million (subsequently revised to $10.4 million in connection with the restatement of financial statements, as described in footnote 1 to the table below) in CY22 to USD$4.5 million in CY24 (a decrease of $5.9 million from the restated amount in CY22) .

•
Selling, General and Administrative (“SG&A”) costs: These costs are projected on a detailed item-by-item basis, taking into account current run rate expenditure, anticipated cost inflation, increases in variable costs to reflect wheel volume growth (e.g. scrap, warranties) and other incremental spend (e.g. additional headcount to support growth). These costs are projected to increase from USD$19.8 million in CY22 to USD$26.2 million in CY24, including additional headcount to support growth. Ongoing costs arising from listing in the United States are assumed to be materially consistent with those listing costs in Australia. Costs related to new employee incentive plans are assumed to be materially consistent with the cost of such plans in Australia.

•
Ongoing costs arising from listing in the United States are assumed to be materially consistent with listing costs in Australia. Costs related to new employee incentive plans are assumed to be materially consistent with the cost of such plans in Australia.

•
Grant income: The Financial Projections assume a level of income from Australian-based government grants, based on specific grants announced by the respective governments. These equate to US$1.6 million in CY23 and US$2.1 million in CY24.

•	Transaction costs: EBITDA does not include any transaction costs or other one-off type costs
•
FX: The Financial Projections have been prepared in Australian Dollars (being the Company's functional currency) and converted to US Dollars at a rate of 0.70:1 (USD:AUD). The Company does not undertake any hedging activities.

Key Risks (Financial Projections)

The following items represent the key risks contained within the Financial Projections. This list is not considered exhaustive and should be considered in the context of the Risks outlined in the Risk Factors section of this report.

•	Volumes: Awarded wheel programs may experience delays in development or production, or wheel production volume increases may not be as expected.
•	New programs: Future wheel programs may not be awarded, or may not be awarded in the expected timeframe or to the expected volumes.
•
Pricing: The price received by the Company for its wheels may be different from expectations. Similarly, the Company may not recover engineering and development or tooling costs from its customers to the extent expected.

•
Materials: Direct Materials costs may be higher than assumed in the Financial Projections, e.g. if the projected operational improvements or procurement savings do not materialise in the timeframe anticipated, or if underlying input cost inflation is greater than projected.

•
Labour: Direct Labour costs may be higher than assumed in the Financial Projections, e.g. if the projected operational improvements (including Mega-line) do not materialise in the timeframe anticipated. Overheads: SG&A and R&D spend may be higher than assumed in the Financial Projections.

•	FX: Foreign exchange rates could adversely impact the Company's financial performance (notably a weaker Australian Dollar than assumed in the Financial Projections).

Sensitivities

The Financial Projections are based on a number of estimates and assumptions, as described above. These estimates and assumptions are inherently uncertain and are subject to business, economic, market and financial conditions, competitive uncertainties and contingencies and other matters, many of which are beyond the control of the Company, and based on assumptions with respect to future business decisions, which are subject to change. Accordingly, there can be no assurance that the Financial Projections are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the Financial Projections. The Financial Projections are also subject to a number of risks including those outlined above. Investors should be aware that future events cannot be predicted with certainty and as a result, deviations from the amounts projected are to be expected. To assist investors in assessing the impact of these assumptions on the Financial Projections, the sensitivity of the projected revenue (US$90.1 million) and EBITDA ($2.8 million) in CY24 is set out below. The changes in key variables set out in the sensitivity analysis are not intended to be indicative of the complete range of variations that may be experienced.

Care should be taken in interpreting these sensitivities. In order to illustrate the likely impact on the Financial Projections, the estimated impact of changes in each of the assumptions has been calculated in isolation from changes in other assumptions. In practice, changes in assumptions may offset each other or be additive, and it is likely that the Company would respond to any changes in one item to seek to minimise the net effect on the Company's earnings and cash flow.

The sensitivity analysis set out below is intended to provide a guide only and variations in actual performance could exceed the ranges shown, and these variances may be substantial. For example, the Financial Projections are premised on a significant increase in sales volume, particularly driven by the commencement of new programs and it is possible that the rate of increase in sales volumes from new programs does not increase at the rate projected in the financial year.

1. Change in FX rate (USD:AUD)

The Financial Projections are based on a USD:AUD rate of 0.70:1. Management estimates every $0.01c movement in the USD:AUD rate changes revenue by US$1.3 million, but with minimal impact on EBITDA. If this rate were to remain at 0.67:1 (being the rate as at 7 March 2023), this would reduce CY24 revenue by US$3.9 million and CY24 EBITDA by US$0.1 million.

2. Sales volumes

If CY24 wheel volumes were 10% greater than/ lower than projected, this would impact revenue and EBITDA as follows: i) Revenue+/- US$8.8 million; ii) EBITDA + / - US$2.7 million.

3. Timing delays/ volume slippage

As discussed above, the Financial Projections reflect management's estimate of volumes, taking into account OEM's production forecasts and assuming no delays in securing contracts or commencing production. In the event of a 1-month timing delay on all new programs which have not yet entered production, this would reduce CY24 revenue by US$4.9 million and EBITDA by US$1.7 million.

4. Average price per wheel

If sales prices were 2% greater than/ lower than projected, this would increase/ reduce CY24 revenue and EBITDA by US$1.8 million.

5. Direct materials

The Financial Projections assume that the Company generates significant direct material savings (e.g. through operational improvements, procurement; design and technology) to more than offset underlying cost inflation. If Direct Material costs per wheel were 10% higher than projected, this would reduce CY24 EBITDA by $3.2 million.

6. Direct labour

The Financial Projections assume a step-change improvement in direct labour productivity from Q2-CY23 onwards, driven by efficiency improvements (including the commissioning of the Mega-line) and volume growth. If direct labour costs per wheel were 10% higher than projected, this would reduce CY24 EBITDA by US$2.6 million.

7. Overheads and R&D

If the expensed portion of SG&A and R&D were 5% greater than projected in CY24, this would reduce EBITDA by US$1.4 million.

2023 Carbon Revolution Mega-line video - TRANSCRIPT

Jake Dingle

As the world shifts to electric vehicles, the automotive industry is becoming intensely focused on weight.

Carbon fibre wheels are up to 50% lighter than conventional aluminium wheels, and this weight comes out in a very important part of the vehicle: rotating, unsprung mass. This allows dramatic improvement in range and the performance of the vehicle.

Carbon Revolution was founded over a decade ago now by a group of engineers. The intention was always to disrupt the global automotive industry with this significant step-change lightweight wheel technology. We never set out to be a niche player.

Chris Harris

It’s responsive and it’s so fast, it’s brutally fast!

Jake Dingle

Today, we’re still the only company in the world to be able to produce OEM carbon fibre wheels at scale. We’ve protected that advantage over 10 years of experience in developing proprietary technology and over 90 patents at granted or pending stage.

Jesse Kalkman

We’ve sold over 65,000 wheels and won OEM supply contracts with Ford, General Motors, Ferrari, Jaguar Land Rover and Renault. And we’re only just getting started.

Our customers can’t get enough of our wheels. Our revenue pipeline is stronger than ever. We have hundreds of millions of dollars of projected demand from current contracts, and almost half of this accelerating demand is for electric vehicle programs.

Dave French

To meet this demand we are scaling up. Our first Mega-line kicks off a step change in production capacity and efficiency.

Utilising state-of-the-art robotics and advanced distributed control systems material transportation, the Mega-line integrates key proprietary manufacturing processes, that we have refined and grown over the last decade.

With process design founded in industry 4.0 tech, Mega-line means more production capacity, improved efficiency and ultimately better margins. Make no mistake: Mega-line is the beating heart of the plant.

Jake Dingle

We’ll need to keep scaling up in the coming years and the growing and increasing demand from our customers means that we’ll need access to more capital to expand further. That’s why we’re listing in the US, so we can expand faster, and supply carbon fibre wheels at much higher volumes.

Carbon Revolution’s lightweight technology is disrupting the automotive wheel market and enhancing new mobility.

The revolution is underway.

Information about Proposed Business Combination

As previously announced, Carbon Revolution Limited (“CBR”, “Carbon Revolution” or the “Company”) (ASX: CBR) and Twin Ridge Capital Acquisition Corp. (“Twin Ridge” or “TRCA”) (NYSE: TRCA) have entered into a definitive business combination agreement and accompanying scheme implementation deed (“SID”) that is expected to result in Carbon Revolution becoming publicly listed in the U.S. via a series of transactions, including a scheme of arrangement. Upon closing of the transactions, the ordinary shares and warrants of the merged company, Carbon Revolution Public Limited Company (formerly known as Poppetell Limited), a public limited company incorporated in Ireland with registered number 607450 (“MergeCo”), that will become the parent company of the Company and Twin Ridge, are expected to trade on Nasdaq in the United States, and Carbon Revolution’s shares shall be delisted from the ASX.

Additional Information about the Proposed Business Combination and Where to Find It

This communication relates to the proposed business combination involving CBR, TRCA, MergeCo, and Poppettell Merger Sub, a Cayman Islands exempted company and wholly-owned subsidiary of MergeCo (“Merger Sub”). In connection with the proposed business combination, MergeCo has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 (the “Registration Statement”), Amendment No. 1 and Amendment No. 2 thereto, including a preliminary proxy statement of TRCA and a preliminary prospectus of MergeCo relating to the MergeCo Shares to be issued in connection with the proposed business combination. The Registration Statement, as amended,  is subject to SEC review and further revision and is not yet effective. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus, when available, or any other document that MergeCo or TRCA has filed or will file with the SEC or send to its shareholders in connection with the proposed business combination. This communication does not contain all the information that should be considered concerning the proposed business combination and other matters and is not intended to form the basis for any investment decision or any other decision in respect of such matters.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, TRCA’S SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE PROXY STATEMENT/ PROSPECTUS, WHEN IT BECOMES AVAILABLE, AND ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY TRCA OR MERGECO WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN IN THEIR ENTIRETY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION.

After the Registration Statement, as amended, is declared effective, the definitive proxy statement will be mailed to shareholders of TRCA as of a record date to be established for voting on the proposed business combination. Additionally, TRCA and MergeCo will file other relevant materials with the SEC in connection with the proposed business combination. Copies of the Registration Statement, as amended, the definitive proxy statement/ prospectus and all other relevant materials for the proposed business combination filed or that will be filed with the SEC may be obtained, when available, free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by TRCA or MergeCo may be obtained, when available, free of charge from TRCA at www.twinridgecapitalac.com. TRCA’s shareholders may also obtain copies of the definitive proxy statement/prospectus, when available, without charge, by directing a request to Twin Ridge Capital Acquisition Corp., 999 Vanderbilt Beach Road, Suite 200, Naples, Florida 60654.

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. The proposed business combination will be implemented solely pursuant to the Business Combination Agreement and Scheme Implementation Deed, in each case, filed as exhibits to the Current Report on Form 8-K filed by TRCA with the SEC on November 30, 2022, which contains the full terms and conditions of the proposed business combination. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Participants in the Solicitation of Proxies

This communication may be deemed solicitation material in respect of the proposed business combination. TRCA, CBR, MergeCo, Merger Sub and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies from TRCA’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of TRCA’s directors and officers in the Registration Statement, TRCA’s filings with the SEC, including TRCA’s initial public offering prospectus, which was filed with the SEC on March 5, 2021, TRCA’s subsequent annual reports on Form 10-K and quarterly reports on Form 10-Q. To the extent that holdings of TRCA’s securities by insiders have changed from the amounts reported therein, any such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to TRCA’s shareholders in connection with the business combination will be included in the definitive proxy statement/prospectus relating to the proposed business combination, when it becomes available. You may obtain free copies of these documents, when available, as described in the preceding paragraphs.

Forward-Looking Statements

All statements other than statements of historical facts contained in this communication are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the financial position, business strategy and the plans and objectives of management for future operations including as they relate to the proposed business combination and related transactions, pricing and market opportunity, the satisfaction of closing conditions to the proposed business combination and related transactions, the level of redemptions by TRCA’s public shareholders and the timing of the completion of the proposed business combination, including the anticipated closing date of the proposed business combination and the use of the cash proceeds therefrom. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of CBR’s and TRCA’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from such assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of CBR and TRCA.

These forward-looking statements are subject to a number of risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the proposed business combination, including the risks that we will not secure sufficient funding to proceed through to completion of the Transaction, any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination, or that the approval of the shareholders of TRCA or CBR is not obtained; (iii) the ability to maintain the listing of MergeCo’s securities on the stock exchange; (iv) the inability to complete any private placement financing, the amount of any private placement financing or the completion of any private placement financing on favorable terms; (v) the risk that the proposed business combination disrupts current plans and operations CBR or TRCA as a result of the announcement and consummation of the proposed business combination and related transactions; (vi) the risk that any of the conditions to closing of the business combination are not satisfied in the anticipated manner or on the anticipated timeline or are waived by any of the parties thereto; (vii) the failure to realize the anticipated benefits of the proposed business combination and related transactions; (viii) risks relating to the uncertainty of the costs related to the proposed business combination; (ix) risks related to the rollout of CBR’s business strategy and the timing of expected business milestones; (x) the effects of competition on CBR’s future business and the ability of the combined company to grow and manage growth, establish and maintain relationships with customers and healthcare professionals and retain its management and key employees; (xi) risks related to domestic and international political and macroeconomic uncertainty, including the Russia-Ukraine conflict; (xii) the outcome of any legal proceedings that may be instituted against TRCA, CBR or any of their respective directors or officers; (xiii) the amount of redemption requests made by TRCA’s public shareholders; (xiv) the ability of TRCA to issue equity, if any, in connection with the proposed business combination or to otherwise obtain financing in the future; (xv) the impact of the global COVID-19 pandemic and governmental responses on any of the foregoing risks; (xvi) risks related to CBR’s industry; (xvii) changes in laws and regulations; and (xviii) those factors discussed in TRCA’s Annual Report on Form 10-K for the year ended December 31, 2022 under the heading “Risk Factors,” and other documents of TRCA or MergeCo to be filed with the SEC, including the proxy statement / prospectus. If any of these risks materialize or TRCA’s or CBR’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither TRCA nor CBR presently know or that TRCA and CBR currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect TRCA’s and CBR’s expectations, plans or forecasts of future events and views as of the date of this communication. TRCA and CBR anticipate that subsequent events and developments will cause TRCA’s and CBR’s assessments to change. However, while TRCA and CBR may elect to update these forward-looking statements at some point in the future, each of TRCA, CBR, MergeCo and Merger Sub specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing TRCA’s and CBR’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.